CONVERTIBLE PROMISSORY NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER PORTAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE

OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.


PERSISTENCE DATA MINING, INC.

CONVERTIBLE PROMISSORY NOTE SUBSCRIPTION AGREEMENT


THIS CONVERTIBLE PROMISSORY NOTE SUBSCRIPTION AGREEMENT (the "*Agreement*" or the "*Subscription Agreement*") is made as of [EFFECTIVE DATE] (the "*Effective Date*") by and among PERSISTENCE DATA MINING, INC., a Nevada corporation (the "*Company*") and the ___[INVESTOR NAME]___ (the "*Purchaser*" and, collectively with other purchasers of similar notes, the "*Purchasers*").


RECITAL


To provide the Company with additional resources to conduct its business, the Purchasers are willing to loan funds to the Company and purchase shares Convertible Promissory Notes issued by the Company.


AGREEMENT


NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and conditions set forth below, the Company and each Purchaser, intending to be legally bound, hereby agree as follows:

1.   AMOUNT AND TERMS OF THE LOAN(S)

1.1   The Loan(s). Subject to the terms of this Agreement, Purchaser agrees to lend to the Company at the Closing (as hereinafter defined) __$[AMOUNT]__ (the "*Loan Amount*" or the "*Total Loan Amount*" or "*Loan*") against the issuance and delivery by the Company of a convertible promissory note or notes for such amount, in substantially the form attached hereto as *Exhibit A* (each, a "*Note*" and collectively, the "*Notes*"). Each Note shall be convertible into shares of common equity of the Company as provided in such Note.

2.   PURCHASE PROCEDURE

2.1   Payment. The purchase price for the Note(s) shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

2.2   Sale and Escrow. The Company is offering the Note(s) to prospective investors through Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.5% of gross monies raised in this offering (the "*Offering*"). Investors should carefully review the Form C and the accompanying Offering Statement, which, are available on the website of the Portal at www.wefunder.com. Subject to the terms and conditions of this Subscription Agreement, each Subscriber agrees to purchase at the Closing, and the Company agrees to sell and issue to each Subscriber at the Closing that denomination of Note(s), rounded down to the nearest whole dollar, equal to the amount received by the escrow agent established by the Portal (the "Escrow Agent").

2.3   Delivery. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

3.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

The Company hereby represents and warrants to each Purchaser as follows:

3.1   Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

3.2   Corporate Power. The Company will have at the Closing Date all requisite corporate power to execute and deliver this Agreement and to issue each Note (collectively, the "***Loan Documents***") and to carry out and perform its obligations under the terms of this Agreement and under the terms of each Note. The Company's Board of Directors has approved the Loan Documents based upon a reasonable belief that the Loan is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

3.3   Authorization. All corporate action on the part of the Company, its directors and its stockholders necessary for the authorization, execution, delivery and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Notes and the reservation of the equity securities issuable upon conversion of the Notes (collectively, the "***Conversion Securities***") has been taken or will be taken prior to the issuance of such Conversion Securities. This Agreement and the Notes, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. The Conversion Securities, when issued in compliance with the provisions of this Agreement or the Notes will be validly issued, fully paid and nonassessable and free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

3.4   Governmental Consents. All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale or issuance of the Notes and the Conversion Securities issuable upon conversion of the Notes or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at the Closing.

3.5 **Compliance with Laws**. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

3.6 **Compliance with Other Instruments**. The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a material adverse effect on the Company. The execution, delivery and performance of this Agreement and the Notes and the consummation of the transactions contemplated hereby or thereby will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

3.7 **Offering.** Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 4 hereof, the offer, issue, and sale of the Notes and the Conversion Securities are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "*Act*"), and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws.

3.8 **Use of Proceeds.** The Company shall use the proceeds of the Loan solely for the operations of its business, and not for any personal, family or household purpose.

4. **REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS**

4.1 **Purchase for Own Account**. Each Purchaser represents that it is acquiring the Notes and the Conversion Securities (collectively, the "*Securities*") solely for its own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

4.2 **Information and Sophistication**. Without lessening or obviating the representations and warranties of the Company set forth in Section 3, each Purchaser hereby: (i) acknowledges that it has received all the information it has requested from the Company and it considers necessary or appropriate for deciding whether to acquire the Securities, (ii) represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Purchaser and (iii) further represents that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of this investment.

4.3   Ability to Bear Economic Risk. Each Purchaser acknowledges that investment in the Securities involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.

4.4   Further Limitations on Disposition. Without in any way limiting the representations set forth above, each Purchaser further agrees not to make any disposition of all or any portion of the Securities unless and until:

(a)   There is then in effect a Registration Statement under the Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b)   The Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, such Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws, provided that no such opinion shall be required for dispositions in compliance with Rule 144, except in unusual circumstances.

(c)   Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by such Purchaser to a partner (or retired partner) or member (or retired member) of such Purchaser in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were Purchasers hereunder.

4.5   Further Assurances. Each Purchaser agrees and covenants that at any time and from time to time it will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement and to comply with state or federal securities laws or other regulatory approvals.

5.   FURTHER AGREEMENTS

5.1   Market Stand-Off Agreement. Each Purchaser hereby agrees that such Purchaser shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock (or other securities) of the Company held by such Purchaser (other than those included in the registration) (i) during the one hundred eighty (180) day period following the effective date of the initial public offering (or such longer period, not to exceed thirty four (34) days after the expiration of the one hundred eighty (180) day period, as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation), and (ii) the ninety (90) day period following the effective date of a registration statement of the Company filed under the Securities Act (or such longer period, not to exceed thirty four (34) days after the expiration of the ninety (90) day period, as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation); provided, that, with respect to (i) and (ii) above, all officers and directors of the Company and holders of at least one percent (1%) of the Company's voting securities are bound by and have entered into similar agreements. Each Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of

Common Stock (or other securities) of the Company, each Purchaser shall provide, within ten (10) days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Securities Act. The obligations described in this Section 5.1 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to such Common Stock (or other securities) until the end of such period. Each Purchaser agrees that any transferee of any of the Securities (or other securities) of the Company held by such Purchaser shall be bound by this Section 5.1. The underwriters of the Company's stock are intended third party beneficiaries of this Section 5.1 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

6. MISCELLANEOUS

6.1 Binding Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Nevada as applied to agreements among Nevada residents, made and to be performed entirely within the State of Nevada, without giving effect to conflicts of laws principles.

6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex, electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at 9404 Genesee Ave., Ste. 340, La Jolla, CA 92037, and to Purchaser at the address(es) the Purchaser may designate by ten (10) days advance written notice to the other parties hereto.

6.6 Modification; Waiver. No modification or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and approved by the Company and the Purchasers purchasing at least a majority of the Total Loan Amount. Any provision of the Notes may be amended or waived by the written consent of the Company and the holders of a majority of the outstanding principal amount of the Notes.

6.7 Expenses. The Company and each Purchaser shall each bear its respective expenses and legal fees incurred with respect to this Agreement and the transactions contemplated herein.

6.8 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to each Purchaser, upon any breach or default of the Company under this Agreement or any Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by Purchaser of any breach or default under this Agreement, or any waiver by any Purchaser of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Agreement, or by law or otherwise afforded to the Purchaser, shall be cumulative and not alternative.

6.9   Entire Agreement. This Agreement and the Exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

IN WITNESS WHEREOF, the parties have executed this **CONVERTIBLE PROMISSORY NOTE SUBSCRIPTION AGREEMENT** as of the date first written above.

COMPANY: **PURCHASER(S):**

PERSISTENCE DATA MINING, INC.   _____

Founder Signature   *Investor Signature*
By: _____   By: _____
Name/Title: Brian Zamudio, CEO   Name/Title: [INVESTOR NAME]   [INVESTOR TITLE]

EXHIBITS

Exhibit A: Form of Convertible Promissory Note

EXHIBIT A

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS. THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.


PERSISTENCE DATA MINING, INC.
CONVERTIBLE PROMISSORY NOTE


Date: <u>[EFFECTIVE DATE]</u>

FOR VALUE RECEIVED, PERSISTENCE DATA MINING, INC., a Nevada corporation (the "Company"), hereby promises to pay to the order of <u>[INVESTOR NAME]</u> (the "Investor"), on demand on or before December 31, 2023 (the "Payment Date"), subject to the terms contain herein, the principal amount of <u>$[AMOUNT]</u>, plus interest from and including the date hereof on the principal balance from time to time outstanding, compounded monthly, at a rate per annum equal to six percent (6%) per annum. Interest shall be calculated based on a 360-day year counting actual days elapsed. Notwithstanding any other provision of this Note, the holder hereof does not intend to charge and the Company shall not be required to pay any interest or other fees or charges in excess of the maximum permitted by applicable law; any payments in excess of such maximum shall be refunded to the Company or credited to reduce principal hereunder. Principal and interest hereunder shall be payable in a single payment on demand on the Payment Date. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Convertible Promissory Note Subscription Agreement by and between the Company and the Investor (the "Agreement"). Investors who are among the first to purchase Note(s) in an aggregate amount of $200,000 are known hereafter as the "Early Investors".

Payments of principal and interest will be made by check or wire transfer in immediately available United States funds sent to the holder at the address furnished to the Company for that purpose.

This Note may be one of a series of Convertible Promissory Notes (the "Notes") of like tenor, issued and issuable by the Company on the date hereof and in the future pursuant to certain Convertible Promissory Note Subscription Agreements by and among the Company and the Investors (the "Investor Agreements"). Each holder of this Note, by the acceptance hereof, agrees to be bound by the provisions of the Agreement. All Notes shall rank equally without preference or priority of any kind over one another. All payments on account of principal and interest with respect to any portion of any of the Notes shall be applied ratably and proportionately on all outstanding Notes on the basis of the principal amount of outstanding indebtedness represented thereby. This Note will be registered on the books of the Company or its agent as to principal and interest. Any transfer of this Note pursuant to the terms hereof will be effected only by surrender of this Note to the Company and reissuance of a new note to the transferee in accordance with the terms herein. The terms of the Agreement are hereby incorporated by reference.

       1.   <u>Maximum Size of Note Offering</u>. The aggregate principal amount of Notes issued in this offering shall not exceed One Million Seventy Thousand Dollars ($1,070,000).

       2.   <u>Seniority of Note</u>. The Company, for itself, its successors and assigns, covenants and agrees, and the holder of this Note and each successor holder of this Note by such holder's acceptance hereof, likewise covenants and agrees, that notwithstanding any other provision of the Agreement or this

Note, the payment of the principal of and interest on this Note shall be pari passu in right of payment to the payment in full of all amounts due to other holders of these Notes.

3. Covenants of the Company.

(a) The Company shall use the proceeds received from the Investors to support the Company's working capital needs.

(b) The Company shall authorize and reserve until issued, free of preemptive rights and other preferential rights, a sufficient number of its authorized but unissued shares of Qualified Financing Securities or Common Stock, as the case may be, to satisfy the rights of conversion of the holders of the Notes.

(c) The Company covenants and agrees that, so long as any amounts are outstanding under this Agreement, Company will not do any of the following:

(i) arrange any borrowings except in the ordinary course of business in an amount not to exceed Two Hundred Fifty Thousand Dollars ($250,000); or

(ii) purchase or enter into any agreement to purchase any assets with a value of more than Two Hundred Fifty Thousand Dollars ($250,000).

4. No Material Adverse Changes. The Company hereby represents and warrants to the Investor that there have been no material adverse changes in the financial condition of the Company from the Company's issuance of its unaudited financial statements for the period ended December 31, 2017 until the date of this Note.

5. Events of Default. The outstanding principal and accrued interest on this Note shall, at the option of the holders of eighty percent (80%) of the aggregate principal amount outstanding under the Notes, become due and payable without notice or demand, upon the happening of any one of the following specified events:

(a) the Company's failure to pay any amount as herein set forth within fifteen (15) days after the date when due;

(b) the Company's insolvency (if declared by the Company's Board of Directors):

(c) the making of a general assignment for the benefit of creditors by the Company;

(d) the filing of any petition or the commencement of any proceeding by the Company for any relief under any bankruptcy or insolvency laws, or any laws relating to the relief of debtors, readjustment of indebtedness, reorganizations or compositions;

(e) the filing of any petition or the commencement of any proceeding against the Company or any endorser or guarantor of this Note for any relief under any bankruptcy or insolvency laws, or any laws relating to the relief of debtors, readjustment of indebtedness, reorganizations or compositions, which proceeding is not dismissed within sixty (60) days;

(f) suspension of the transaction of the usual business of the Company;

(g)   the Company shall default in any material respect in the performance of any other term, covenant or agreement contained in the Investor Agreements or the Notes to be performed or observed and any such failure remains un-remedied for thirty (30) days after the earlier of (i) the Company's knowledge thereof or (ii) written notice thereof shall have been given to the Company;

(h)   any representation or warranty made by the Company in the Investor Agreements, the Notes or in any certificate, instrument or written statement contemplated by or made or delivered pursuant to or in connection therewith, shall have been incorrect when made in any material respect; or

(i)   the Company sells all or substantially all of its assets, or the company merges or consolidates with or into any other corporation (other than a merger or consolidation in which shares of the Company's voting capital stock outstanding immediately before such merger or consolidation are exchanged or converted into or constitute shares which represent more than fifty percent (50%) of the surviving entity's voting capital stock on a fully diluted basis after such consolidation or merger).

6.   Conversion. At the earlier of the Payment Date or the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $3,000,000 in the aggregate (excluding any conversion of the Notes) (a "Qualified Financing"), the Notes shall be convertible into common shares as set forth below.

(a)   If the Investor is an Early Investor, the entire principal amount and accrued interest of this Note shall be (i) convertible at the option of the Company into shares of the Company's common stock ("Equity Securities") or (ii) automatically converted into Equity Securities at a conversion price equal to the lesser of (x) 80% of the price per common equivalent share paid by cash investors in the Qualified Financing or (y) the quotient of (A) a pre-money value for the Company equal to $12,000,000 (the "Early Investor Valuation Cap"), divided by (B) the number of the Company's fully diluted common shares outstanding immediately before the closing of the Notes offering (the "Capital Stock").

(b)   If the Investor is not an Early Investor, the entire principal amount and accrued interest of this Note shall be (i) convertible at the option of the Company into Equity Securities or (ii) automatically converted into Equity Securities at a conversion price equal to the lesser of (x) 80% of the price per common equivalent share paid by cash investors in the Qualified Financing or (y) the quotient of (A) a pre-money value for the Company equal to $15,000,000 (the "Valuation Cap"), divided by (B) the Capital Stock.

(c)   If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of stock into which this Note has converted by such fraction.

(d)   Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Change of Control (as defined below) prior to the conversion or repayment in full of this Note, then, at the option of the Majority Investors, in full satisfaction of the Company's obligations under this Note, (i) the Company shall pay to the Investor a cash payment equal to the outstanding principal amount and unpaid accrued interest of this Note, or (ii) this Note had been converted into Equity Securities pursuant to Section 3(a) above immediately prior to the closing of such Change of Control.

(e)   For purposes of this Note:

(i) "Change of Control" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the unit holders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company Convertibility. This Note shall be convertible by (i) its Holder at any time prior to the Payment Date or (ii) the Company on the Payment Date for a number of shares of the Company's Common Stock equal to (A) the principal amount of this Note plus any accrued interest divided by (B) a conversion price equal to Fifty Cents ($0.50) per share (the "Conversion Price"). The amount of shares into which this Note is convertible shall be subject to adjustment so that in the event of changes in the outstanding Common Stock of the Company by reason of stock dividends, splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, or the like, the number and class of shares available under the Note in the aggregate and the Conversion Price shall be correspondingly adjusted to give the holder of the Note, on conversion for the same aggregate Conversion Price, the total number, class, and kind of shares as the holder would have owned had the Note been exercised prior to the event and had the holder continued to hold such shares until after the event requiring adjustment.

7.   Prepayment. This Note may be prepaid in whole or in part.

8.   Transfer and Exchange. The holder of this Note may, prior to maturity thereof (and upon the prior written consent of the Company, which shall not be unreasonably withheld), surrender such Note at the principal office of the Company for transfer or exchange. Within a reasonable time after notice to the Company from such holder of its intention to make such exchange and without expense to such holder, except for any transfer or similar tax which may be imposed on the transfer or exchange, the Company shall issue in exchange, the Company shall issue in exchange therefore another note or notes (each, a "Transferee Note") for the same aggregate principal amount as the unpaid principal amount of the Note so surrendered, having the same maturity and rate of interest, containing the same provisions and subject to the same terms and conditions as the Note so surrendered. Each Transferee Note shall be made payable to such person or persons, or transferees, as the holder of such surrendered Note may designate, and such transfer or exchange shall be made in such a manner that no gain or loss of principal or interest shall result therefrom. The Company may elect not to permit a transfer of the Note if it has not obtained satisfactory assurance that such transfer: (a) is exempt from the registration requirements of, or covered by an effective registration statement under, the Securities Act of 1933, as amended, and the rules and regulations thereunder, and (b) is in compliance with all applicable state securities laws, including without limitation receipt of an opinion of counsel for the Investor (or other holder, as the case may be), which opinion shall be satisfactory to the Company.

9.   New Note. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, the Company will issue a new Note, of like tenor and amount and dated the date to which interest has been paid, in lieu of such lost, stolen, destroyed or mutilated Note,

and in such event the Investor (or other holder, as the case may be) agrees to indemnify and hold harmless the Company in respect of any such lost, stolen, destroyed or mutilated Note.

10.   <u>Expenses of Collection</u>. The Company agrees, subject only to limitations imposed by applicable law, to pay the holder's reasonable costs in collecting and enforcing this Note, including reasonable attorney's fees.

11.   <u>Waiver by Holder</u>. No waiver of any obligation of the Company under this Note shall be effective unless it is in a writing signed by the holder. A waiver of a right or remedy under this Note on any occasion shall not be a bar to exercise of the same right or remedy on any subsequent occasion or of any other right or remedy at any time.

12.   <u>Notices</u>. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, delivered against receipt, faxed or emailed to the party to whom it is to be given; (a) if to the Company, Attn: Brian Zamudio, Chief Executive Officer, email: **brian@persistencedata.com**, or at **9404 Genesee Ave., Ste. 340, La Jolla, CA 92037**, with a copy to Henry Bonner, General Counsel, email: **henry@persistencedata.com,** or (b) if to the Investor, at the address such other address as the party shall have furnished in writing in accordance with the provisions of this Section). Any notice or other communication given by certified mails shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof.

13.   <u>Governing Law</u>. This Note shall be governed by and construed in accordance with the laws of the State of Nevada, without giving effect to the provisions governing conflict of laws.

14.   <u>Severability</u>. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Notre, then and in any such event, such provision(s) only shall be deemed null and void and shall not affect any other provision of this Note and the remaining provisions of this Note shall remain in full force and effect and in no way shall be affected, prejudiced or disturbed thereby.

15.   <u>Amendment</u>. Changes in or additions to this Note may be made, and compliance by the Company with any covenant or provision herein may be omitted or waived, and any Event of Default may be waived, in each case as set forth in the Agreement.

IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed by its duly authorized officers as of the date first above written.

[Signature page below]

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[EFFECTIVE DATE]___.

Investment Amount: ___$[AMOUNT]___

COMPANY:

Persistence Data Mining, Inc.
_____

Founder Signature
_____

Name: ___[FOUNDER_NAME]___

Title: ___[FOUNDER_TITLE]___

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____

By: _____

Name: ___[INVESTOR NAME]___

Title: ___[INVESTOR TITLE]___

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited